Filed Pursuant to Rule 424(b)(3)

Registration No. 333-263456

PROSPECTUS SUPPLEMENT NO. 10

(To the Prospectus dated May 19, 2022)

Up to 48,503,325 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated May 19, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-263456). This prospectus supplement is being filed to update and supplement the information in the Prospectus with certain information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and resale of up to 48,503,325 shares of our common stock, $0.0001 par value per share, by Tumim Stone Capital LLC (“Tumim”).

The shares of common stock being offered by Tumim have been and may be issued pursuant to the common stock purchase agreement dated February 11, 2022 that we entered into with Tumim (the “Purchase Agreement”). We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of our common stock by Tumim. However, we may receive up to $175.0 million in aggregate gross proceeds from sales of our common stock to Tumim that we may make under the Purchase Agreement, from time to time after the date of this prospectus.

The common stock and Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “IRNT” and “IRNT.WS,” respectively. On November 18, 2022, the last reported sales price of our common stock on NYSE was $0.5834 per share and the last reported sales price of our Warrants was $0.0598 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated November 21, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 16, 2022

IronNet, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39125	83-4599446
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7900 Tysons One Place, Suite 400

McLean, VA 22102

(Address of principal executive offices, including zip code)

(443) 300-6761

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	IRNT	The New York Stock Exchange
Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	IRNT.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Separation Agreement with Donald Closser

On November 16, 2022, IronNet, Inc. (the “Company”) and Donald Closser, the Company’s Chief Product Officer, mutually agreed to Mr. Closser’s separation from the Company, effective as of November 18, 2022 (the “Separation Date”). The Company will not fill the vacancy at this time, and GEN (Ret.) Keith Alexander, Founder and Chief Executive Officer, will oversee the Company’s product function. The Company and Mr. Closser also entered into a Separation Agreement (the “Separation Agreement”) pursuant to which Mr. Closser has agreed to provide the Company with a full release of claims and provide transition services as may be requested by the Company. Pursuant to the Separation Agreement, and subject to Mr. Closser allowing the release to become irrevocable, the Company has agreed to provide Mr. Closser the following severance benefits:

•

if Mr. Closser timely elects continued health insurance coverage under COBRA, the Company will pay, subject to applicable regulations, the COBRA premium payments on Mr. Closser’s behalf sufficient to continue coverage for Mr. Closser and his covered dependents at its current level for up to six (6) months or, if earlier, until such time as Mr. Closser becomes eligible for health insurance at another employer or is otherwise ineligible for COBRA; and

•

acceleration of vesting and settlement of restricted stock units (“RSUs”) held by Mr. Closser covering a total of 398,868 shares of common stock that were outstanding as of the Separation Date and had been granted pursuant to the Company’s 2014 Stock Incentive Plan and 2021 Equity Incentive Plan, respectively; the shares of common stock will be granted to Mr. Closser upon settlement of the RSUs no later than December 31, 2022, and all of Mr. Closser’s remaining RSUs that were not vested as of the Separation Date will be forfeited.

The severance benefits payable to Mr. Closser under the Separation Agreement are in lieu of any severance payments and other benefits to which Mr. Closser would have otherwise been entitled to under the terms of his Employment Agreement with the Company dated September 19, 2019 (the “Employment Agreement”), with the exception of certain change of control protections set forth in the Employment Agreement. The foregoing summary of the Separation Agreement is qualified in its entirety by reference to the full text of the Separation Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Exhibit Description

10.1	Separation Agreement, dated as of November 18, 2022, by and between the registrant and Donald Closser.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRONNET, INC.

	By:	/s/ Cameron Pforr
Date: November 18, 2022		Cameron Pforr Chief Financial Officer

Exhibit 10.1

November 18, 2022

Don Closser

Re: Separation Agreement

Dear Don:

This letter sets forth the substance of the separation agreement (the “Agreement”) which IronNet Cybersecurity, Inc. (the “Company”) is offering to you to aid in your employment transition.

1. Separation. The Company has accepted your resignation effective November 18, 2022 (the “Separation Date”). You and the Company agree that as of the Separation Date, you will be deemed to have resigned from your role as an officer of the Company and from any other positions you hold with the Company and/or any of the Company Parties (as defined below). You agree to complete such documentation as may be reasonably requested by the Company to effect your resignation from these positions.

2. Accrued Salary. Within six (6) days following the Separation Date, the Company will pay you all accrued salary earned through the Separation Date, subject to standard payroll deductions and withholdings. You will receive these payments regardless of whether or not you sign this Agreement.

3. Severance Benefits. As you know, you are eligible for severance pursuant to Section 6.1 of the Amended and Restated Executive Employment Agreement between you and the Company dated June 14, 2022 (the “Employment Agreement”); provided, however, that per this Agreement the Company is offering you severance benefits comparable to the benefits contained in your Employment Agreement. If you execute and do not revoke this Agreement, and fully comply with your obligations hereunder, the Company will provide you with the following “Severance Benefits,” in full satisfaction of the obligations under the Employment Agreement:

(a) On the Separation Date and subject to your termination from employment (but immediately prior the effective time of such termination), the Company’s Board of Directors (the “Board”) will accelerate the vesting of a number of your outstanding unvested RSUs (as defined below) that will result in the issuance to you of 259,027 additional shares of the Company’s common stock which is intended to supersede and is provided in lieu of the six (6) months’ severance pay that was provided for in Section 6.1(c)(i) of the Employment Agreement such that the number of additional RSUs subject to accelerated vesting under this provision is equivalent to the product of $165,000 (six months of your annual base salary as of the Separation Date) divided by $0.637 (which is the average closing stock price for the thirty trading days preceding and ending on November 10, 2022).

(b) As an additional severance benefit, if you are participating in the Company’s group health insurance plans and you timely elect continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 or any applicable state equivalent (“COBRA”), and timely execute and return this Agreement and allow it to become effective, the Company will pay

Don Closser

November 18, 2022

the COBRA premium payments sufficient to continue your group coverage at its current level (including coverage for your eligible dependents, if applicable) until the earlier of: (A) six (6) months following the Separation Date, (B) the expiration of your eligibility for the continuation coverage under COBRA, or (C) such time as you become eligible for health insurance at another employer or through self-employment (such period from the Separation Date through the earliest of (A) through (C), the “COBRA Payment Period”). If you elect COBRA coverage and are not eligible for Company payments as described above, you will be responsible to pay the premiums. Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that the payment of the COBRA medical premiums would result in a violation of the nondiscrimination rules of Section 105(h)(2) of the Internal Revenue Code or any statute or regulation of similar effect (including but not limited to the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then provided you remain eligible in accordance with this Section 3(b), in lieu of providing the COBRA medical premiums, the Company will instead pay you on the last day of each remaining month of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA medical premiums for that month, subject to applicable tax withholdings for the remainder of the COBRA Payment Period, plus an additional payment such that the net amount retained by you after deduction for all payments required to be made to any federal, state or local authorities equals the amount of the monthly COBRA premium. In the event you become covered under another employer’s group health plan or otherwise cease to be eligible for COBRA coverage, you must immediately notify the Company within five (5) days of obtaining such coverage, and the Company’s obligation to pay COBRA premiums shall cease.

(c) As described in Section 5 of this Agreement, the Company will also accelerate the vesting of certain outstanding restricted stock units (“RSUs”) that are held by you as of the Separation Date and which are subject to service-based vesting (in addition to the accelerated vesting under Section 3(a) above).

The Company is offering the Severance Benefits to you in reliance on Treasury Regulation Section 1.409A-1(b)(9) and the short-term deferral exemption in Treasury Regulation Section 1.409A-1(b)(4). Any payments made in reliance on Treasury Regulation Section 1.409A-1(b)(4) will be made not later than March 15, 2023. For purposes of Code Section 409A, your right to receive any installment payments under this letter (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment.

4. Benefit Plans.

If you are currently participating in the Company’s group health insurance plans, your participation as an employee will end on the Separation Date. Thereafter, to the extent provided by the federal COBRA law or, if applicable, state insurance laws, and by the Company’s current group health insurance policies, you will be eligible to continue your group health insurance benefits at your own expense (other than as set forth in 3(b) above). Later, you may be able to convert to an individual policy through the provider of the Company’s health insurance, if you wish.

Your participation in other applicable insurance will cease as of the Separation Date.

Don Closser

November 18, 2022

Deductions for the 401(k) Plan will end with your last regular paycheck. You will receive information by mail concerning 401(k) plan rollover procedures should you be a participant in this program.

You have the right to continue your current Health Care Spending Account if you are participating in this program. Enclosed is the information concerning how to continue this benefit. Dependent Care Spending Accounts cannot be continued. Your last full Spending Account payroll deductions will be processed in the November 15, 2022 pay period. Unless you elect to continue your Health Care Spending Account, you will only be eligible to claim expenses that you incurred prior to the Separation Date.

5. RSUs.

(a) During your employment with the Company, you were awarded restricted stock units (“RSUs”) subject to time-based vesting pursuant to the terms of the Company’s 2014 Equity Incentive Plan and the 2021 Equity Incentive Plan, respectively (collectively, the “Plans”). The schedule in Exhibit B sets forth the RSUs in effect as of the Separation Date. Under the terms of the Plans and the agreements governing the RSUs (the “RSU Documents”), any additional vesting of the RSUs (except as provided below) will cease as of the Separation Date. Notwithstanding the above, under the terms of Section 6.1(c)(iv) of the Employment Agreement, if you execute this Agreement, allow it to become effective and fully comply with your obligations under this Agreement, the Board will accelerate the vesting of 139,841 unvested RSUs as of the Separation Date as illustrated in Exhibit B (76,323 RSUs from “Grant 646,” plus 1,018 RSUs from “Grant 962,” plus 62,500 RSUs from “Grant 1731”). For the avoidance of doubt, this amount is in addition to the accelerated vesting of 259,027 outstanding unvested RSUs as provided for in Section 3(a) above.

(b) All other restrictions and provisions of the Plans and RSU Documents, such as lock-up and settlement timing, will remain in effect; provided, however, that in order to facilitate an orderly transfer of the common stock underlying the RSUs subject to accelerated vesting herein, the Company may deliver and issue such common stock to you on any date or dates following the Separation Date that it determines to be administratively practicable, but in no case later than December 31, 2022, as well as an orderly sell to cover process so to not put an undue burden on the trading of the stock. You may elect, no later than the Separation Date, to pay cash to the Company to cover taxes (versus relying on the sell-to-cover). In such case of cash election, the settlement of shares shall happen as soon as reasonable after the Effective Date of this Agreement, but in no case later than December 31, 2022.

(c) Any RSUs that are not vested as of the Separation Date (after giving effect to the accelerated vesting under this Agreement and irrespective of any provisions of your Employment Agreement or other corporate events or other occurrences after the Effective Date) will be forfeited and will terminate without any payment to you.

6. Other Compensation or Benefits. You acknowledge that, except as expressly provided in this Agreement, you will not receive any additional compensation, severance or benefits after the Separation Date.

Don Closser

November 18, 2022

7. Expense Reimbursements. You agree that, within ten (10) days of the Separation Date, you will submit your final documented expense reimbursement statement reflecting all business expenses you incurred through the Separation Date, if any, for which you seek reimbursement. The Company will reimburse you for reasonable business expenses pursuant to its regular business practice.

8. Return of Company Property. By the Separation Date, you agree to return to the Company all Company documents (and all copies thereof) and other Company property that you have had in your possession at any time, including, but not limited to, Company files, notes, drawings, records, business plans and forecasts, financial information, specifications, computer-recorded information, tangible property (including, but not limited to, computers), credit cards, entry cards, identification badges and keys; and, any materials of any kind that contain or embody any proprietary or confidential information of the Company (and all reproductions thereof). Please coordinate return of Company property with Fernando Maymi, CISO. Receipt of the Severance Benefits described in Section 3 of this Agreement is expressly conditioned upon return of all Company Property.

9. Proprietary Information and Post-Termination Obligations. Both during and after your employment you acknowledge your continuing obligations under your Employee Confidential Information, Inventions, Non-Competition and Non-Solicitation Agreement (attached as Exhibit C) not to use or disclose any confidential or proprietary information of the Company and to refrain from certain solicitation and competitive activities. If you have any doubts as to the scope of the restrictions in your agreement, you should contact Scott Alridge, Chief Legal Officer, immediately to assess your compliance. As you know, the Company will enforce its contract rights. Please familiarize yourself with the enclosed agreement which you signed. Confidential information that is also a “trade secret,” as defined by law, may be disclosed (A) if it is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In addition, in the event that you file a lawsuit for retaliation by the Company for reporting a suspected violation of law, you may disclose the trade secret to your attorney and use the trade secret information in the court proceeding, if you: (A) file any document containing the trade secret under seal; and (B) do not disclose the trade secret, except pursuant to court order.

10. Confidentiality. The provisions of this Agreement will be held in strictest confidence by you and will not be publicized or disclosed in any manner whatsoever; provided, however, that: (a) you may disclose this Agreement to your immediate family; (b) you may disclose this Agreement in confidence to your attorney, accountant, auditor, tax preparer, and financial advisor; and (c) you may disclose this Agreement insofar as such disclosure may be required by law. Notwithstanding the foregoing, nothing in this Agreement shall limit your right to voluntarily communicate with the Equal Employment Opportunity Commission, United States Department of Labor, the National Labor Relations Board, the Securities and Exchange Commission, other federal government agency or similar state or local agency or to discuss the terms and conditions of your employment with others to the extent expressly permitted by Section 7 of the National Labor Relations Act.

Don Closser

November 18, 2022

11. Non-Disparagement. You agree not to disparage the Company, and the Company’s attorneys, directors, managers, partners, employees, agents and affiliates, in any manner likely to be harmful to them or their business, business reputation or personal reputation; provided that you may respond accurately and fully to any question, inquiry or request for information when required by legal process. Notwithstanding the foregoing, nothing in this Agreement shall limit your right to voluntarily communicate with the Equal Employment Opportunity Commission, United States Department of Labor, the National Labor Relations Board, the Securities and Exchange Commission, other federal government agency or similar state or local agency or to discuss the terms and conditions of your employment with others to the extent expressly permitted by Section 7 of the National Labor Relations Act.

12. Cooperation after Termination. As set forth in Section 6.6 of the Employment Agreement, you agree to cooperate fully with the Company and its parent companies or affiliates in all matters relating to the winding up of your pending work including, but not limited to, the orderly transfer of any such work and institutional knowledge to such other persons as may be designated by the Company, by making yourself reasonably available during regular business hours.

13. Release. In exchange for the payments and other consideration under this Agreement, to which you would not otherwise be entitled, and except as otherwise set forth in this Agreement, you, on behalf of yourself and, to the extent permitted by law, on behalf of your spouse, heirs, executors, administrators, assigns, insurers, attorneys and other persons or entities, acting or purporting to act on your behalf (collectively, the “Employee Parties”), hereby generally and completely release, acquit and forever discharge the Company, its parents and subsidiaries, and its and their officers, directors, managers, partners, agents, representatives, employees, attorneys, shareholders, predecessors, successors, assigns, insurers and affiliates (the “Company Parties”) of and from any and all claims, liabilities, demands, contentions, actions, causes of action, suits, costs, expenses, attorneys’ fees, damages, indemnities, debts, judgments, levies, executions and obligations of every kind and nature, in law, equity, or otherwise, both known and unknown, suspected and unsuspected, disclosed and undisclosed, arising out of or in any way related to agreements, events, acts or conduct at any time prior to and including the execution date of this Agreement, including but not limited to: all such claims and demands directly or indirectly arising out of or in any way connected with your employment with the Company or the termination of that employment; claims or demands related to salary, bonuses, commissions, stock, stock options, or any other ownership interests in the Company, vacation pay, fringe benefits, expense reimbursements, severance pay, or any other form of compensation; claims pursuant to any federal, state or local law, statute, or cause of action; tort law; or contract law (individually a “Claim” and collectively “Claims”). The Claims you are releasing and waiving in this Agreement include, but are not limited to, any and all Claims that any of the Company Parties:

•	has violated its personnel policies, handbooks, contracts of employment, or covenants of good faith and fair dealing;

Don Closser

November 18, 2022

•

has discriminated against you on the basis of age, race, color, sex (including sexual harassment), national origin, ancestry, disability, religion, sexual orientation, marital status, parental status, source of income, entitlement to benefits, any union activities or other protected category in violation of any local, state or federal law, constitution, ordinance, or regulation, including but not limited to: the Age Discrimination in Employment Act, as amended (“ADEA”); Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1991; 42 U.S.C. § 1981, as amended; the Equal Pay Act; the Americans With Disabilities Act; the Genetic Information Nondiscrimination Act; the Family and Medical Leave Act; the Texas Commission on Human Rights/Texas Employment Discrimination Law; the Texas Disability Discrimination Law; the Texas Minimum Wage Act; the Texas Wage Payment Law; the Texas Labor Code; the Employee Retirement Income Security Act; the Employee Polygraph Protection Act; the Worker Adjustment and Retraining Notification Act; the Older Workers Benefit Protection Act; the anti-retaliation provisions of the Sarbanes-Oxley Act, or any other federal or state law regarding whistleblower retaliation; the Lilly Ledbetter Fair Pay Act; the Uniformed Services Employment and Reemployment Rights Act; the Fair Credit Reporting Act; and the National Labor Relations Act;

•

has violated any statute, public policy or common law (including but not limited to Claims for retaliatory discharge; negligent hiring, retention or supervision; defamation; intentional or negligent infliction of emotional distress and/or mental anguish; intentional interference with contract; negligence; detrimental reliance; loss of consortium to you or any member of your family and/or promissory estoppel).

Notwithstanding the foregoing, other than events expressly contemplated by this Agreement you do not waive or release rights or Claims that may arise from events that occur after the date this waiver is executed and you are not releasing any right of indemnification you may have for any liabilities arising from your actions within the course and scope of your employment with the Company or within the course and scope of your role as an officer of the Company, its parents and subsidiaries. Also excluded from this Agreement are any Claims which cannot be waived by law, including, without limitation, any rights you may have under applicable workers’ compensation laws and your right, if applicable, to file or participate in an investigative proceeding of any federal, state or local governmental agency. Nothing in this Agreement shall prevent you from filing, cooperating with, or participating in any proceeding or investigation before the Equal Employment Opportunity Commission, United States Department of Labor, the National Labor Relations Board, the Occupational Safety and Health Administration, the Securities and Exchange Commission or any other federal government agency, or similar state or local agency (“Government Agencies”), or exercising any rights pursuant to Section 7 of the National Labor Relations Act. You further understand this Agreement does not limit your ability to voluntarily communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to the Company. While this Agreement does not limit your right to receive an award for information provided to the Securities and Exchange Commission, you understand and agree that, you are otherwise waiving, to the fullest extent permitted by law, any and all rights you may have to individual relief based on any Claims that you have released and any rights you have waived by signing this Agreement. If any Claim is not subject to release, to the extent permitted by law, you waive any right or ability to be a class or collective action representative or to otherwise participate in any putative or certified class, collective or multi-party action or proceeding based on such a Claim in which any of the Company Parties is a party. This Agreement does not abrogate your existing rights under any Company benefit plan or any plan or agreement related to equity ownership in the Company; however, it does waive, release and forever discharge Claims existing as of the date you execute this Agreement pursuant to any such plan or agreement.

Don Closser

November 18, 2022

For the avoidance of doubt, the parties understand and agree that you are not hereby waiving or otherwise releasing any right you may have to any additional severance benefits upon a Change in Control within the Change in Control Measurement Period as set forth in Section 6.1(c) and (d) of the Employment Agreement, including, without limitation, additional cash severance, COBRA reimbursements, a Change in Control Bonus or additional vesting as described in Sections 6.1(c)(i)-(iv).

14. Your Acknowledgments and Affirmations/ Effective Date of Agreement. You acknowledge that you are knowingly and voluntarily waiving and releasing any and all rights you may have under the ADEA, as amended. You also acknowledge and agree that (i) the consideration given to you in exchange for the waiver and release in this Agreement is in addition to anything of value to which you were already entitled, and (ii) that you have been paid for all time worked, have received all the leave, leaves of absence and leave benefits and protections for which you are eligible, and have not suffered any on-the-job injury for which you have not already filed a Claim. You affirm that all of the decisions of the Company Parties regarding your pay and benefits through the date of your execution of this Agreement were not discriminatory based on age, disability, race, color, sex, religion, national origin or any other classification protected by law. You affirm that you have not filed or caused to be filed, and are not presently a party to, a Claim against any of the Company Parties. You further affirm that you have no known workplace injuries or occupational diseases. You acknowledge and affirm that you have not been retaliated against for reporting any allegation of corporate fraud or other wrongdoing by any of the Company Parties, or for exercising any rights protected by law, including any rights protected by the Fair Labor Standards Act, the Family Medical Leave Act or any related statute or local leave or disability accommodation laws, or any applicable state workers’ compensation law. You further acknowledge and affirm that you have been advised by this writing that: (a) your waiver and release do not apply to any rights or Claims that may arise after the execution date of this Agreement; (b) you have been advised hereby that you have the right to consult with an attorney prior to executing this Agreement; (c) you have been given twenty-one (21) days to consider this Agreement (although you may choose to voluntarily execute this Agreement earlier and if you do you will sign the Consideration Period waiver below); (d) you have seven (7) days following your execution of this Agreement to revoke this Agreement; and (e) this Agreement shall not be effective until the date upon which the revocation period has expired unexercised (the “Effective Date”), which shall be the eighth day after this Agreement is executed by you.

15. No Admission. This Agreement does not constitute an admission by the Company of any wrongful action or violation of any federal, state, or local statute, or common law rights, including those relating to the provisions of any law or statute concerning employment actions, or of any other possible or claimed violation of law or rights.

Don Closser

November 18, 2022

16. Breach. You agree that upon any breach of this Agreement you will forfeit all amounts paid or owing to you under this Agreement. Further, you acknowledge that it may be impossible to assess the damages caused by your violation of the terms of Sections 8, 9, 10 and 11 of this Agreement and further agree that any threatened or actual violation or breach of those Sections of this Agreement will constitute immediate and irreparable injury to the Company. You therefore agree that any such breach of this Agreement is a material breach of this Agreement, and, in addition to any and all other damages and remedies available to the Company upon your breach of this Agreement, the Company shall be entitled to an injunction to prevent you from violating or breaching this Agreement. You agree that if the Company is successful in whole or part in any legal or equitable action against you under this Agreement, you agree to pay all of the costs, including reasonable attorneys’ fees, incurred by the Company in enforcing the terms of this Agreement.

17. Miscellaneous. This Agreement, including its Exhibits, constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with regard to this subject matter. It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations. This Agreement may not be modified or amended except in a writing signed by both you and a duly authorized officer of the Company. This Agreement will bind the heirs, personal representatives, successors and assigns of both you and the Company, and inure to the benefit of both you and the Company, their heirs, successors and assigns. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement and the provision in question will be modified by the court so as to be rendered enforceable. This Agreement will be deemed to have been entered into and will be construed and enforced in accordance with the laws of the State of Texas as applied to contracts made and to be performed entirely within Texas.

If this Agreement is acceptable to you, please sign below and return it to me on or before the date that is twenty-one (21) days after you receive this Agreement. The Company’s severance offer contained herein will automatically expire if you do not sign and return the fully signed Agreement within this timeframe.

I wish you good luck in your future endeavors.

Sincerely,

IRONNET CYBERSECURITY, INC.		AGREED TO AND ACCEPTED:

By:	/s/ S. Scott Alridge	/s/ Don Closser
	Name: S. Scott Alridge	Don Closser
Title: Chief Legal Officer & Corporate Secretary

Exhibit A – Amended and Restated Executive Employment Agreement
Exhibit B – RSU Schedule
Exhibit C – Employee Confidential Information, Inventions, Non-Competition and Non-Solicitation Agreement

Don Closser

November 18, 2022

CONSIDERATION PERIOD

I, Don Closser, understand that I have the right to take at least 21 days to consider whether to sign this Agreement, which I received on November 18, 2022. If I elect to sign this Agreement before 21 days have passed, I understand I am to sign and date below this paragraph to confirm that I knowingly and voluntarily agree to waive the 21-day consideration period.

AGREED:

/s/ Don Closser
Signature

November 18, 2022
Date

EXHIBIT A

Amended and Restated Executive Employment Agreement

EXHIBIT B

RSU Schedule

Grant Number	Grant Date	Granted RSUs	Vested as of Separation Date	Unvested as of Separation Date	RSUs Subject to Accelerated Vesting per Separation Agreement
00000646	12/08/2019	610,580	457,935	152,645	76,323
00000962	02/10/2021	8,141	3,392	4,749	1,018
00000963	02/10/2021	40,705	40,705	0	0
*0000171	03/09/2022	500,000	93,748	406,252	321,527

*	Denotes 2021 Incentive Stock Plan. All others are 2014 Incentive Stock Plan

Grant ‘646 accelerates 6 months = 76,323 Forfeited total = 76,322

Grant ‘962 accelerates 6 months = 1,018 Forfeited total = 3,731

Grant ‘646 accelerates 6 months = 0 Forfeited total = 0 (this grant was fully vested as of Separation Date)

Grant ‘1731 accelerates 6 months equaling = 62,500 plus 259,027 (calculated as in lieu of cash severance in accordance with Section 3(a) of the Separation Agreement). Total accelerated 321,527. Forfeited total = 84,725

EXHIBIT C

Employee Confidential Information, Inventions, Non-Competition and

Non-Solicitation Agreement